July 17, 2009
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:	MetLife, Inc. Form 10-K for the fiscal year ended December 31, 2008 Definitive Proxy statement filed March 31, 2009 File No. 001-15787
Dear Mr. Riedler:
As I discussed with John Krug of your office earlier this week, you will receive MetLife, Inc.’s response to your letter, dated June 10, 2009, in connection with the above-reference matter no later than July 31, 2009. We appreciate this extension of time, which will allow us to fully review with management the matters you have raised and our response.
If you have any questions in connection with the timing of our response letter, please call me at (212) 578-2675.
Sincerely,
Matthew Ricciardi
Chief Counsel